Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

February 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tatanisha Meadows
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Jowell Global Ltd. Registration Statement on Form F-1/A Filed December 28, 2020 File No. 333-250889

Ladies and Gentlemen:

On behalf of our client, Jowell Global Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated January 14, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed with the Commission on December 28, 2020. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on December 28, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 1 to Registration Statement on Form F-1

Consolidated Financial Statements, page F-1

1. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction to Item 8.A.4:2. as an exhibit to your registration statement.

Response: We have included the Request for Waiver and Representation under Item 8.A.4 of Form 20-F as exhibit 99.2 to the Amended Registration Statement.

Exhibit 5.1, page II-2

2. It is inappropriate for counsel to limit its opinion to certain documents; accordingly, please revise the introductory language to Section 1 to clarify that counsel has examined all documents that it has deemed necessary to render its opinion. In addition, please delete as inappropriate the assumption in Section 2.3 that “there is nothing contained in the minute book or corporate records of the Company (which we have not inspected), which would or might affect the opinions set out below.” Further, please have counsel opine that the warrants are legal, binding obligations of the company. Finally, please revise your exhibit index to include the Maples & Calder tax opinion as exhibit 8.2 and provide a cross reference to exhibit 5.1.

Response: Our Cayman counsel has revised its opinion letter and we have filed the revised opinion letter as exhibit 5.1. Our U.S. counsel has provided its opinion that warrants are legal, binding obligation of the Company which has been filed as exhibit 5. 2. We have revised our exhibit index to include the Maples & Calder tax opinion as exhibit 8.2 and provided the cross reference to exhibit 5.1.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Amended Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at Jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Zhiwei Xu, Chief Executive Officer of the Company
Mei Cai, Chief Financial Officer of the Company